UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            Dresser Industries, Inc.
         ---------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
        ----------------------------------------------------------------
                         (Title of Class of Securities)


                                    26159710
                          -----------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, a d for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 4 Pages

CUSIP No. 26159710                   13G          Page 2 of 4 Pages



1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Barrow, Hanley, Mewhinney & Strauss, Inc.
          75-2403190                                        (a)            [  ]

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (b)            [  ]




3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

          A Nevada corporation
                    5.   SOLE VOTING POWER
NUMBER OF                     2,648,400 shares
SHARES
BENEFICIALLY        6.   SHARED VOTING POWER
OWNED BY                      11,992,900 shares
EACH
REPORTING           7.   SOLE DISPOSITIVE POWER
PERSON                        14,641,300 shares
WITH
                    8.   SHARED DISPOSITIVE POWER
                              ----




9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              14,641,300 shares

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                  [  ]
    CERTAIN SHARES*


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              8.3%

12. TYPE OF REPORTING PERSON*
              IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 4 Pages

                                  SCHEDULE 13G
                                  ------------


   Item 1(a)   Name of Issuer:
                       Dresser Industries, Inc.

        1(b)   Address of Issuer's Principal Executive Offices:
                       2001 Ross Avenue
                       Dallas, TX  75201

   Item 2(a)   Name of Person Filing:
                       Barrow, Hanley, Mewhinney & Strauss, Inc.

        2(b)   Address of Principal Business Office or, if none, Residence:
                       One McKinney Plaza
                       3232 McKinney Avenue, 15th Floor
                       Dallas, TX  75204-2429

        2(c)   Citizenship:
                       A Nevada corporation

        2(d)   Title of Class of Securities:
                       Common Stock

        2(e)   CUSIP Number:
                       26159710

   Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b):The reporting person is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

   Item 4      Ownership:

        4(a)   Amount beneficially owned:
                       14,641,300 shares

        4(b)   Percent of Class:
                       8.3%

        4(c)   Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:
                                2,648,400 shares



                                Page 3 of 4 Pages

               (ii) shared power to vote or to direct the vote:
                                11,992,900 shares

               (iii) sole power to dispose or to direct the disposition of:
                                14,641,300 shares

               (iv) shared power to dispose or to direct the disposition of:
                                --

   Item 5      Ownership of Five Percent or Less of a Class:
                       Not Applicable.

   Item 6      Ownership of More than Five Percent on Behalf of Another Person:
                       The right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock is held by certain clients of the reporting person, none of which has such right or power with respect to five percent or more of the common stock.

   Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
               Company:
                       Not Applicable.

   Item 8      Identification and Classification of Members of the Group:
                       Not Applicable.

   Item 9      Notice of Dissolution of Group:
                       Not Applicable.

   Item 10     Certification:

               By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        BARROW, HANLEY, MEWHINNEY &
                                        STRAUSS, INC.


                                       By:/s/ Bryant M. Hanley, Jr.
                                          -------------------------
                                          Name:  Bryant M. Hanley, Jr.
                                          Title: President

February 13, 1997

                                Page 4 of 4 Pages